November 5, 2024

PATRIA

PATRIA INVESTMENTS (NASDAQ: PAX)

3Q24 Earnings Presentation

Disclaimer

PATRIA

This presentation may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as "outlook," "indicator," "believes, "expects," "potential," "continues," "may," "will," "could," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words, among others.

Forward-looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties.

Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements.

Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled "Risk Factors" in our most recent annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission ("SEC"), which are accessible on the SEC's website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings.

This presentation does not constitute an offer of any Patria Fund. We prepared this presentation solely for informational purposes. The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our portfolio companies, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our portfolio companies nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever.

IFRS Balance sheet and results for the current reporting period are preliminary and unaudited. Due to the closing of certain M&A activity, certain elements of our 2Q24 IFRS balance sheet and IFRS financial results are dependent on the conclusion of financial instruments adjustments (assets and liabilities) and/or completed purchase price allocation for these transactions, which could cause Patria's audited IFRS balance sheet and net income to differ from the unaudited information reported within this presentation.

We have included in this presentation our Fee Related Earnings ("FRE") and Distributable Earnings ("DE"), which are non-GAAP financial measures, together with their reconciliations, for the periods indicated. We understand that, although FRE and DE are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

Additionally, our calculations of FRE and DE may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies.

PATRIA

Patria Reports Third Quarter 2024 Results

November 5, 2024 – Patria Investments Limited (NASDAQ: PAX) today reported its unaudited results for the third quarter ended September 30, 2024

Dividends

Patria has declared a quarterly dividend of $0.15 per share to record holders of common stock at the close of business on November 18, 2024. This dividend will be paid on December 9, 2024.

Conference Call

Patria will host its third quarter 2024 investor conference call via public webcast on November 5, 2024, at 9:00 a.m. ET.

To register, please use the following link: https://edge.media-server.com/mmc/p/emuekpt7

For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria's website at https://ir.patria.com/

About Patria

Patria is a global alternative asset manager and industry leader in Latin America. Founded over **35 years** ago, Patria has total assets under management of **$44.7 billion**, and **offices in 13 cities** on **4 continents**.

Patria aims to generate **attractive long-term investment returns** and, through a **diversified platform** with strategies that include **Private Equity, Infrastructure, Credit, Real Estate, Public Equities and Global Private Markets Solutions**, serve as the **gateway to alternative investments for both local investors in Latin America, as well as global investors**. Further information is available at www.patria.com

Shareholder Relations Contacts

PatriaShareholderRelations@patria.com

T: +1 917 769 1611

PATRIA

Patria's Third Quarter 2024 IFRS Results

IFRS Net Income attributable to Patria was $1.5 million for 3Q24

(US$ in millions)	3Q23	3Q24	YTD 2023	YTD 2024
Revenue from management fees	63.5	78.0	185.4	214.0
Revenue from incentive fees	0.0	0.2	0.1	1.5
Revenue from performance fees (1)	0.3	-	33.2	0.0
Revenue from advisory and other ancillary fees	1.1	1.5	2.1	6.0
Taxes on revenue (2)	(1.4)	(1.7)	(4.9)	(4.5)
Revenue from services	**63.5**	**78.1**	**215.9**	**217.0**
Personnel expenses (3)	(15.8)	(29.9)	(52.8)	(77.9)
Deferred Consideration (4)	(6.1)	(3.0)	(19.1)	(8.9)
Amortization of intangible assets	(5.9)	(6.3)	(16.3)	(18.8)
Carried interest allocation	(0.1)	-	(11.2)	-
General and Administrative expenses	(11.5)	(12.2)	(30.6)	(32.6)
Other income/(expenses) (5)	(6.8)	(13.8)	(19.5)	(37.2)
Share of equity-accounted earnings (6)	(0.0)	(0.1)	(0.6)	(0.4)
Net financial income/(expense) (7)	1.0	(1.4)	1.5	(6.6)
Income before income tax	**18.3**	**11.3**	**67.3**	**34.5**
Income tax (8)	0.6	(8.3)	5.1	(13.1)
Net income for the period	**18.8**	**3.0**	**72.4**	**21.4**
Attributable to:				
Owners of the Parent	**18.5**	**1.5**	**71.4**	**17.7**
Non-controlling interests (9)	**0.4**	**1.4**	**1.0**	**3.7**

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.



Message from Patria's CEO - Alex Saigh

The third quarter of 2024 was another exciting quarter for Patria as Fee Earning AUM reached $34 billion representing year-over-year and sequential growth of 58% and 9% percent, respectively. We also delivered $34.9 million of Distributable Earnings or $0.23 per share and remain confident in reaching our 2024 FRE target of $170 million as well as our 2025 target of $200 million to $225 million.

The highlight of the quarter was our robust organic fundraising of over $2 billion, led by our credit business and our GPMS platform, and we've raised more than $4.2 billion year to date through the end of 3Q, putting us on track to meet or exceed our $5 billion fundraising target for 2024. Over the last 12 months and as of 3Q, we raised over $5.6 billion, all organically. Our fundraising success, which is being driven by investment platforms that did not exist at the time of our IPO just under four years ago, highlights how the increased diversification of our platform and the investments we are making in distribution and new product development are translating into stronger and more diverse growth for the firm, leaving us very excited about what lies ahead.

As we embark on our next chapter of growth, we look forward to sharing more details with you at our next investor day on December 9th in New York.

PATRIA

Patria's Third Quarter 2024 Summary

Patria's Third Quarter 2024 Summary

PATRIA

Financial Measures

- Management fees of $77.7 million in 3Q24, up 26% compared to 3Q23
- Fee Related Earnings ("FRE") of $40.6 million in 3Q24, up 13% compared to 3Q23
- FRE Margin of 53% in 3Q24 and 55% year to date
- Distributable Earnings ("DE") of $34.9 million in 3Q24, up 5% compared to 3Q23
- DE per share of $0.23 in 3Q24
- Net Accrued Performance Fees of $455 million as of September 30, 2024, or $2.97 per share

Key Business Metrics

- Total Assets Under Management ("AUM") of $44.7 billion as of September 30, 2024, up 57% from $28.4 billion one year ago
- Fee Earning AUM ("FEAUM") of $34.0 billion as of September 30, 2024, up 58% from $21.5 billion one year ago
- Total fundraising of $2.1 billion in 3Q24 and $5.6 billion over the LTM
- Total Deployment in drawdown funds of $282 million in 3Q24 and $641 million over the LTM
- Realizations in drawdown funds of $432 million in 3Q24 and $1,104 million over the LTM

Corporate Actions & Recent Developments

- Declared quarterly dividend of $0.15 per common share payable on December 9, 2024
- Completed the transfer of acquired REITs from Credit Suisse on July 22, 2024
- Fully completed the previously announced acquisition of Nexus Capital on August 26, 2024
- Concluded the acquisition of the remaining 50% of VBI Real Estate on August 1, 2024
- Total debt outstanding of $165 million as of quarter end

See notes and definitions at end of document

PATRIA

Patria's Third Quarter 2024 Earnings

Distributable Earnings ("DE") of $34.9 million in 3Q24, or $0.23 per share

(US$ in millions)	3Q23	3Q24	% Δ	YTD 2023	YTD 2024	% Δ
Management Fees	61.7	77.7	26%	180.9	210.9	17%
(+) Incentive Fees	0.0	0.2		0.1	1.5	
(+) Other Fee Revenues	1.1	1.5		2.1	5.8	
(–) Taxes on Revenues (1)	(1.2)	(1.7)		(3.5)	(4.2)	
(–) Rebates	(2.3)	(1.9)		(4.7)	(6.4)	
Total Fee Revenues	**59.3**	**75.9**	**28%**	**174.8**	**207.6**	**19%**
(–) Personnel Expenses	(14.0)	(22.5)	61%	(47.6)	(58.7)	23%
(–) General and Administrative Expenses	(8.9)	(12.2)	37%	(24.9)	(31.8)	28%
(–) Placement Fees Amortization and Rebates (2)	(0.5)	(0.7)	41%	(1.4)	(1.9)	38%
Fee Related Earnings (FRE)	**36.0**	**40.6**	**13%**	**101.0**	**115.2**	**14%**
FRE Margin (%)	**61%**	**53%**		**58%**	**55%**	
Realized Performance Fees (After-Tax)	0.3	-		32.1	-	
(–) Carried interest allocation and bonuses (3)	(0.1)	-		(11.2)	-	
Performance Related Earnings (PRE)	**0.2**	**-**		**20.9**	**-**	
(+) Net financial income/(expense) (4)	0.4	(1.5)		1.0	(5.5)	
Pre-Tax Distributable Earnings	**36.6**	**39.0**		**122.9**	**109.7**	
(–) Current Income Tax (5)	(3.2)	(4.1)		(7.0)	(9.7)	
Distributable Earnings (DE)	**33.3**	**34.9**		**115.9**	**100.0**	
DE per Share	**0.23**	**0.23**		**0.79**	**0.66**	

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document for Patria's non-GAAP Income Statement. Results for the partnership with Bancolombia are reflected on a proportional consolidation basis to include Patria's 51% ownership stake on each line item. Due to the acquisition of the remaining 50% of VBI Real Estate in August 2024, results prior to the acquisition are reflected on a proportional consolidation basis to include Patria's 50% ownership stake on each line item. In the IFRS Income Statement, results are fully consolidated on each line item and adjusted by non-controlling interest.

Fee Related Earnings ("FRE")


+28%
Total Fee Revenues
$59.3mn
$75.9mn
Operating Expenses
23.4
+51%
35.4
Fee Related Earnings
36.0
+13%
40.6
3Q23
3Q24
FRE Margin (%)
61%
53%


+19%
Total Fee Revenues
$174.8mn
$207.6mn
Operating Expenses
73.8
+25%
92.4
Fee Related Earnings
101.0
+14%
115.2
YTD 3Q23
YTD 3Q24
FRE Margin (%)
58%
55%

- 3Q24 Fee Revenues were $75.9 million, up 28% compared to 3Q23 driven by FEAUM and management fee growth due to net inflows in Credit, Real Estate, and GPMS, as well as new commitments and deployment in Infrastructure and the impact of acquisitions including:
  - The Bancolombia partnership (closed on November 1, 2023)
  - The Private Equity Solutions business of abrdn (closed on April 29, 2024)
  - The Brazilian REIT business of Credit Suisse (transfer of funds concluded on July 22, 2024)
  - The Nexus Real Estate business in Colombia (concluded on August 26, 2024); and
  - The acquisition of the remaining 50% interest of VBI Real Estate in Brazil (concluded on August 1, 2024)
- 3Q24 Operating Expenses of $35.4 million were up 51% year-over-year reflecting the impact of acquisitions and expenses related to the ongoing buildout of our platform
- Fee Related Earnings of $40.6 million in 3Q24 were up 13% compared to 3Q23 and FRE margin of 53% in 3Q24 compared with 61% in 3Q23. YTD FRE margin of 55%.

See notes and definitions at end of document. Totals may not add due to rounding.

Net Accrued Performance Fee

- Net Accrued Performance Fees of $455 million or 2.97 per share on September 30th, 2024, increased approximately $20 million QoQ from $436 million in 2Q24
- Increase in Net Accrued Performance Fees for the quarter were driven mainly by increases in PE VI valuations and the appreciation of local currencies against the U.S. dollar
- Infrastructure Fund III remains in its catch-up phase

Net Accrued Performance Fees
(USD in millions)


469
436
14
4
3
(2)
1
455
3Q23
EoP FX US$/BR L 5.01
2Q24
EoP FX US$/BRL 5.56
PE VI (2019)
IS IV (2018)
IS III (2013)
PE V (2015)
Others[2]
3Q24
EoP FX US$/BRL 5.45

3Q24 Composition by Fund


26
IS IV
9
Others[1]
96
IS III
US$
455
mn
164
PE V
160
PE VI

See notes and definitions at end of document. Totals may not add due to rounding.

Total Assets Under Management

PATRIA

- Total AUM of $44.7 billion as of September 30, 2024, up 57% from $28.4 billion one year ago
- LTM growth was driven by capital inflows of $5.6 billion, together with $13.7 billion of acquisitions and a positive valuation impact including FX of $1.3 billion, partially offset by outflows of $(4.2) billion, which included $(2.4) billion of divestments and distributions
- Total AUM is comprised of Fair Value of Investments of $37.7 billion and Uncalled Capital of $7.1 billion as of September 30, 2024


+57%
$28.4bn
$44.7bn
1.9
2.7
2.2
5.1
5.3
11.2
12.7
2.4
6.5
6.6
5.7
10.7
3Q23
3Q24
Private Equity
Infrastructure
Credit
Real Estate
Public Equities
GPMS


10.3
8.7
3.3
6.5
2.4
6.4
US$
37.7
bn
+
2.4
2.0
2.4
0.1
0.1
US$
7.1
bn
Fair Value of Investments
Uncalled Capital

Capital Formation

$2.1 billion of gross organic inflows in 3Q24 across the platform mainly driven by GPMS and Credit

$4.2 billion of gross organic inflows YTD and $5.6 billion for the LTM diversified across verticals

Total Capital Formation of $19.3 billion over the LTM including $13.7 billion from acquisitions

See notes and definitions at end of document. Totals may not add due to rounding.

PATRIA

Fee Earning Assets Under Management

- Fee Earning AUM (FEAUM) of $34.0 billion in 3Q24 were up 58% from one year ago driven by organic capital inflows of $3.8 billion, together with $12.2 billion of acquisitions and a positive valuation impact including FX of $1.0 billion, partially offset by $(2.0) billion of divestments and distributions, $(1.3) billion of redemptions, and the $(1.3) billion fee-basis step down mainly driven by PE Fund IV $(1.0) billion
- Management Fees of $77.7 million in 3Q24 were up 26% compared to 3Q23 driven by FEAUM growth


+58%
$21.5bn
$34.0bn
1.7
2.8
2.2
5.0
3.1
6.6
10.3
2.3
6.1
6.5
3.3
5.5
3Q23
3Q24
Private Equity
Infrastructure
Credit
Real Estate
Public Equities
GPMS


3Q24 Mgmt. Fee Revenue Breakdown Per Strategy
US$
77.7
mn
32%
17%
16%
12%
6%
17%

See notes and definitions at end of document. Totals may not add due to rounding.

PATRIA

Key Fee Characteristics By Investment Vertical

Asset Class	FEAUM by Structure			Fee Basis	Frequency of NAV Calculation	Duration	Currency Exposure Hard / Soft (%)	Effective Mgmt. Fee Rate
Private Equity	$ 5.5 bn	100%	Drawdown Funds	Deployed Capital at Cost	n.a.	Long-dated & Illiquid	91% | 9%	1.72%
Infrastructure	$ 3.3 bn	92%	Drawdown Funds	Hybrid: Committed/ Deployed at Cost	n.a.	Long-dated & Illiquid	77% | 23%	1.55%
		8%	Infrastructure Core	NAV	Daily	Permanent Capital	0% | 100%	
Credit	$ 6.5 bn	95%	Open/Evergreen Funds	NAV	Daily	Periodic/Limited Liquidity	71% | 29%	0.78%
		5%	Drawdown Funds	NAV	Quarterly	Long-dated & Illiquid	9% | 91%	
Real Estate	$ 6.1 bn	89%	REITs	Market Value/NAV	Daily/Monthly	Permanent Capital	0% | 100%	0.81%
		11%	Drawdown Funds	NAV	Quarterly	Long-dated & Illiquid	35% | 65%	
Public Equities	$ 2.3 bn	100%	Open/Evergreen Funds	NAV	Daily	Periodic/Limited Liquidity	3% | 97%	0.80%
GPMS	$ 10.3 bn	10%	Drawdown Funds	Varies by Mandate	Quarterly	Long-dated & Illiquid	100% | 0%	0.54%
		44%	SMAs	Hybrid: Varies by Account	Quarterly	Long-dated & Illiquid	100% | 0%	
		15%	Listed Trust	NAV	Quarterly	Permanent	100% | 0%	
		13%	Distribution Partnerships	Based on Underlying Fund	n.a.	Long-dated & Illiquid	100% | 0%	
		14%	Evergreen	NAV	Quarterly	Periodic/Limited Liquidity	100% | 0%	
		3%	Advisory	NAV	Quarterly	Periodic/Limited Liquidity	0% | 100%	
Total	**$ 34.0 bn**						**65% | 35%**	**0.96%**

Note: Currency Exposure Hard / Soft (%) reflects the percentage of FEAUM exposed to each classification of currency. Soft currency exposures include vehicles which are either denominated in a soft (i.e. local) currency or have management fee exposure through the underlying investments where fees are charged on net asset value. Effective Management Fee Rate reflects the LTM management fee revenue divided by the average FEAUM for the past 12 months. Real Estate Effective Mgmt. Fee Rate includes the proforma impact of 100% of VBI and the Bancolombia initiative which is effective at Patria's 50% and 51% ownership levels, respectively. On August 1, 2024, Patria concluded the acquisition of the remaining 50% interest of VBI Real Estate in Brazil.

PATRIA

Total AUM Roll Forward

	Private Equity	Infrastructure	Credit	Public Equities	Real Estate	GPMS	Advisory	Total
AUM 2Q24	**10,610**	**5,297**	**6,135**	**2,362**	**4,132**	**11,787**	**-**	**40,322**
Reclassifications	-	180	(180)	-	-	-	-	-
AUM 2Q24	**10,610**	**5,477**	**5,955**	**2,362**	**4,132**	**11,787**	**-**	**40,322**
Acquisitions (1)	-	-	-	-	2,264	-	-	2,264
Inflows (2)	52	56	421	104	162	1,257	-	2,052
Realizations & Dividends	(79)	(4)	(41)	(1)	(83)	(705)	-	(912)
Redemptions	-	-	(54)	(152)	-	(52)	-	(258)
Valuation Impact	(52)	48	323	15	(45)	44	-	332
FX	173	93	46	62	88	406	-	869
Funds Capital Variation (3)	30	47	(21)	(0)	(27)	13	-	41
AUM 3Q24	**10,735**	**5,717**	**6,629**	**2,390**	**6,490**	**12,749**	**-**	**44,711**

	Private Equity	Infrastructure	Credit	Public Equities	Real Estate	GPMS	Advisory	Total
AUM 3Q23	**11,176**	**5,312**	**5,052**	**2,669**	**1,873**	**-**	**2,329**	**28,411**
Reclassifications	-	0	23	80	285	1,941	(2,329)	-
AUM 3Q23	**11,176**	**5,313**	**5,074**	**2,749**	**2,158**	**1,941**	**-**	**28,411**
Acquisitions (1)	-	-	-	-	4,198	9,482	-	13,680
Inflows (2)	118	913	1,219	329	837	2,199	-	5,616
Realizations & Dividends	(449)	(201)	(207)	(41)	(324)	(1,153)	-	(2,375)
Redemptions	(147)	(219)	(347)	(754)	(88)	(292)	-	(1,848)
Valuation Impact	592	272	892	113	(69)	175	-	1,974
FX	(699)	(165)	8	(6)	(252)	454	-	(660)
Funds Capital Variation (3)	144	(195)	(9)	-	31	(57)	-	(87)
AUM 3Q24	**10,735**	**5,717**	**6,629**	**2,390**	**6,490**	**12,749**	**-**	**44,711**

See notes and definitions at end of document. Totals may not add due to rounding.

PATRIA

Total FEAUM Roll Forward

	Private Equity	Infrastructure	Credit	Public Equities	Real Estate	GPMS	Advisory	Total
FEAUM 2Q24	**6,417**	**3,240**	**5,770**	**2,293**	**3,864**	**9,483**	**-**	**31,067**
Acquisitions (1)	-	-	-	-	2,226	-	-	2,226
Inflows (2)	52	54	447	100	56	947	-	1,656
Realizations & Dividends	-	(16)	(10)	(1)	(131)	(605)	-	(762)
Redemptions	-	-	(54)	(152)	-	(26)	-	(232)
Valuation Impact	-	8	271	16	27	206	-	529
FX and Other	10	21	46	58	59	327	-	520
Change in fee basis	(1,011)	-	-	-	(9)	-	-	(1,020)
FEAUM 3Q24	**5,467**	**3,307**	**6,470**	**2,314**	**6,091**	**10,333**	**-**	**33,983**

	Private Equity	Infrastructure	Credit	Public Equities	Real Estate	GPMS	Advisory	Total
FEAUM 3Q23	**6,639**	**3,106**	**5,015**	**2,671**	**1,931**	**-**	**2,094**	**21,457**
Reclassifications	-	0	23	80	285	1,706	(2,094)	-
FEAUM 3Q23	**6,639**	**3,106**	**5,038**	**2,751**	**2,216**	**1,706**	**-**	**21,457**
Acquisitions (1)	-	-	-	-	4,068	8,103	-	12,170
Inflows (2)	56	326	1,145	256	579	1,479	-	3,841
Realizations & Dividends	(126)	(35)	(142)	(41)	(235)	(1,331)		(1,910)
Redemptions	-	-	(347)	(741)	(71)	(125)	-	(1,284)
Valuation Impact	0	43	836	101	(10)	324	-	1,295
FX and Other	(46)	(66)	(60)	(11)	(289)	222	-	(250)
Change in fee basis	(1,056)	(67)	-	-	(166)	(46)	-	(1,335)
FEAUM 3Q24	**5,467**	**3,307**	**6,470**	**2,314**	**6,091**	**10,333**	**-**	**33,983**

See notes and definitions at end of document. Totals may not add due to rounding.

PATRIA

Investment Performance – Drawdown Funds

(in Thousands, Except Where Noted)	Committed Capital	Deployed + Reserved	Total Invested	Unrealized Investments	Realized Investments	Total Value		Net Returns	
Fund (Vintage)	Total (USD)	%	Value (USD)	Value (USD)	Value (USD)	Value (USD)	Gross MOIC (USD)	Net IRR (USD)	Net IRR (BRL)
Private Equity									
PE I (1997)	234,000	Divested	163,812	-	278,480	278,480	1.7x	4%	7%
PE II (2003)	50,000	Divested	51,648	-	1,053,625	1,053,625	20.4x	92%	75%
PE III (2007)	571,596	Divested	616,657	608	1,193,694	1,194,302	1.9x	8%	19%
PE IV (2011)	1,270,853	115%	1,247,830	1,124,233	287,708	1,411,942	1.1x	-1%	6%
PE V (2015)	1,807,389	115%	1,556,782	2,696,721	509,595	3,206,316	2.1x	10%	16%
PE VI (2019)	2,689,666	106%	1,869,383	3,303,702	46,302	3,350,004	1.8x	15%	16%
PE VII (2022)	1,212,538	Fundraising	508,773	568,091	-	568,091	1.1x	n/m	n/m
Total Private Equity	**7,836,041**		**6,014,884**	**7,693,356**	**3,369,404**	**11,062,760**	**1.8x**	**11%**	**16%**
Infrastructure									
Infra II (2010)	1,154,385	102%	997,679	249,988	941,023	1,191,012	1.2x	0%	10%
Infra III (2013)	1,676,237	116%	1,306,477	902,903	2,140,804	3,043,707	2.3x	12%	21%
Infra IV (2018)	1,941,000	112%	1,335,254	1,806,504	21,904	1,828,408	1.4x	11%	14%
Infra V (2023)	1,136,036	Fundraising	n/m	n/m	n/m	n/m	n/m	n/m	n/m
Total Infrastructure	**5,907,658**		**3,639,409**	**2,959,395**	**3,103,732**	**6,063,126**	**1.7x**	**6%**	**15%**

Note: Patria will report investment performance for Private Equity and Infrastructure funds/strategies with Total AUM equal to or above $500 million. This table includes funds below that threshold given their disclosure in our reporting since the IPO.

PATRIA

Investment Performance – REITs

As of Sep 24

Ticker	Fund Name	Strategy	Inception Year	Functional Currency	AUM M (Functional Currency)	AUM M (USD)	Returns in local currency - Since Inception: Total Return (Annualized)	Market Comparison	IFIX (BR)[1] / IPC(COL) (Annualized)
HGLG11	PÁTRIA LOG FII	Logistics	2011	BRL	5,377	987	14.8%	IFIX	9.2%
LVBI11	VBI LOGISTICO FII	Logistics	2018	BRL	1,744	320	9.1%	IFIX	6.5%
PVBI11	VBI PRIME PROPERTIES FII	Office	2020	BRL	2,285	419	3.0%	IFIX	4.8%
HGRE11	PÁTRIA REAL ESTATE FII	Office	2009	BRL	1,234	226	9.5%	IFIX	9.1%
HGPO11	PÁTRIA PRIME OFFICES FII	Office	2010	BRL	516	95	16.5%	IFIX	9.1%
TRNT11	TORRE NORTE	Office	2004	BRL	413	76	7.9%	IFIX	9.1%
HGCR11	PÁTRIA RECEBÍVEIS IMOBILIÁRIOS FII	Receivables	2010	BRL	1,569	288	13.0%	IFIX	9.1%
CVBI11	VBI CRÉDITO IMOBILIARIO FII	Receivables	2019	BRL	985	181	12.2%	IFIX	4.7%
HGRU11	PÁTRIA RENDA URBANA FII	Street Retail	2018	BRL	2,237	411	13.1%	IFIX	5.6%
RVBI11	VBI REITS FOF FII	FoF	2020	BRL	736	135	3.6%	IFIX	1.7%
n/a	FONDO INMOBILIARIO COLOMBIA	Diversified	2008	COP	5,364,764	1,288	14.9%	IPC	4.7%

Note: Patria will report investment performance for REITS with AUM in excess of US$75mn. Market based return including dividend reinvestment. (1) IFIX launched on December 30th, 2010

PATRIA

Investment Performance – GPMS

	Primaries	Secondaries	Co-Investments[2]
Committed / Invested Capital	€5.4 billion	€2.6 billion	€2.2 billion
TVPI Gross[1]	1.7x	1.6x	1.8x
IRR Gross[1]	17%	19%	19%

Notes: Data as of 30 June 2024. Primaries track record: comprises all primary funds selected by current members of the Patria investment team from 2008 to 30 June 2024. Excludes funds selected by former members of the SL Capital team from 2008-2012 and Aberdeen Asset Management team from 2008-2016 in which no current investment team member had any involvement in the selection process. Includes European, North American and Global buyout funds. Secondaries track record: comprises all secondary transactions completed from 2012 to 30 June 2024. Co-investments track record: comprises all investments by current members of the Patria investment team (2013-2017). (1) Returns are gross and represent the pooled internal rate of return net of management fees, carried interest and expenses charged by the general partners of the underlying investments but before the reduction of Patria's management fees and carried interest, fund expenses and gains/losses on distributed securities. (2) Performance data excludes co-investments completed in 2024.

PATRIA

Investment Performance – Credit & Public Equities

Asset Class	Strategy	Functional Currency	Strategy AUM (USD Mn)	3Q24 YTD	Compounded Annualized Net Returns				Excess Return Since Incept.
					1yr	3yr	5yr	Since Incep.	
Credit	Latam High Yield (2000)	USD	4,105	12.6%	18.7%	7.9%	7.8%	11.1%	367 bps
	Benchmark: CEMBI Broad Div Latam HY			11.7%	18.9%	5.1%	5.7%	7.5%	
	Latam Local Currency Debt (2009)	USD	852	(0.6%)	11.7%	10.3%	5.4%	4.4%	139 bps
	Benchmark: GBI Broad Div Latam			(5.4%)	3.9%	7.7%	2.8%	3.0%	
	Chilean Fixed Income (2012)	CLP	904	11.7%	16.4%	12.7%	8.1%	9.3%	175 bps
	Benchmark: Chilean Fixed Income Index			10.8%	17.0%	11.8%	5.6%	7.5%	
Public Equities	Latam Equities (2008)	USD	1,104	(15.3%)	(2.9%)	1.5%	1.3%	2.8%	200 bps
	Benchmark: Latam Equities Index			(13.6%)	1.1%	5.5%	1.6%	0.8%	
	Chilean Equities (1994)	CLP	970	5.1%	11.7%	18.6%	5.6%	13.1%	500 bps
	Benchmark: Chilean Equities Index			4.7%	14.6%	17.8%	4.4%	8.1%	

Note: Includes composite investment performance for funds of strategies with or which have reached in the past Total AUM of $500 million or more, and where relevant, a weighted composite of underlying benchmarks.

PATRIA

Reconciliations & Disclosures

Share Summary

(US$ in millions)	3Q23	4Q23[1]	1Q24[2]	2Q24[3]	3Q24
Class A Common Shares	54,930,241	55,308,508	57,784,383	58,863,009	60,433,885
Class B Common Shares	92,945,430	92,945,430	92,945,430	92,945,430	92,945,430
Total Shares Outstanding	147,875,671	148,253,938	150,729,813	151,808,439	153,379,315
	+ Shares issued post-quarter and eligible for dividend[4]			1,206,168	208,695
	= Total shares outstanding eligible for quarterly dividend			153,014,607	153,588,010

(1) 378,267 shares issued in 4Q23 related to consideration for M&A activity; (2) 1,879,977 shares issued related to consideration for M&A activity and 595,898 shares issued related to personnel compensation; (3) 377,992 shares issued related to M&A activity and 740,634 shares issued related to personnel compensation; (4) For 3Q24, number is based on the best available estimation as of November 1st, 2024

Note: Qualified dividend under the provisions of The Jobs and Growth Tax Relief Reconciliation Act of 2003

PATRIA

Patria's Earnings – 5 Quarter View

(US$ in millions)	QTD 3Q23	QTD 4Q23	QTD 1Q24	QTD 2Q24	QTD 3Q24	3Q YTD YTD 2023	3Q YTD YTD 2024	FY 2022	FY 2023
Management Fees	61.7	64.7	62.9	70.2	77.7	180.9	210.9	220.6	245.5
(+) Incentive Fees	0.0	3.9	(0.1)	1.3	0.2	0.1	1.5	6.1	4.1
(+) Other Fee Revenues	1.1	0.7	1.3	2.9	1.5	2.1	5.8	4.2	2.8
(–) Taxes on Revenues (1)	(1.2)	(1.4)	(1.2)	(1.3)	(1.7)	(3.5)	(4.2)	(3.7)	(5.0)
(–) Rebates	(2.3)	(1.7)	(2.5)	(2.0)	(1.9)	(4.7)	(6.4)	-	(6.5)
Total Fee Revenues	**59.3**	**66.1**	**60.6**	**71.1**	**75.9**	**174.8**	**207.6**	**227.1**	**240.9**
(–) Personnel Expenses	(14.0)	(12.4)	(16.0)	(20.2)	(22.5)	(47.6)	(58.7)	(65.3)	(60.0)
(–) Administrative Expenses	(8.9)	(6.5)	(8.8)	(10.8)	(12.2)	(24.9)	(31.8)	(26.5)	(31.3)
(–) Placement Fees Amortization (2)	(0.5)	(0.5)	(0.6)	(0.6)	(0.7)	(1.4)	(1.9)	(5.3)	(2.0)
Fee Related Earnings (FRE)	**36.0**	**46.7**	**35.1**	**39.5**	**40.6**	**101.0**	**115.2**	**130.0**	**147.6**
FRE Margin (%)	**61%**	**71%**	**58%**	**56%**	**53%**	**58%**	**55%**	**57%**	**61%**
Realized Performance Fees (After-Tax)	0.3	40.6	-	-	-	32.1	-	29.1	72.8
(–) Carried interest allocation and bonuses (3)	(0.1)	(14.0)	-	-	-	(11.2)	-	(10.2)	(25.2)
Performance Related Earnings (PRE)	**0.2**	**26.6**	**-**	**-**	**-**	**20.9**	**-**	**19.0**	**47.5**
(+) Net financial income/(expense) (4)	0.4	(0.1)	(1.0)	(3.0)	(1.5)	1.0	(5.5)	4.7	0.8
Pre-Tax Distributable Earnings	**36.5**	**73.1**	**34.1**	**36.5**	**39.0**	**122.9**	**109.7**	**153.6**	**196.0**
(–) Current Income Tax (5)	(3.2)	(2.6)	(2.8)	(2.7)	(4.1)	(7.0)	(9.7)	(6.5)	(9.7)
Distributable Earnings (DE)	**33.3**	**70.6**	**31.3**	**33.8**	**34.9**	**115.9**	**100.0**	**147.1**	**186.3**
DE per Share	**0.23**	**0.48**	**0.21**	**0.22**	**0.23**	**0.79**	**0.66**	**1.00**	**1.26**

Additional Metrics	3Q23	4Q23	1Q24	2Q24	3Q24
Total Assets Under Management	28,411	31,843	31,966	40,322	44,711
Fee-Earning Assets Under Management	21,457	23,900	23,895	31,067	33,983

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.

PATRIA

Reconciliation of IFRS to Non-GAAP Measures

(US$ in millions)	3Q23	4Q23	1Q24	2Q24	3Q24	YTD 2023	YTD 2024	FY 2022	FY 2023
	QTD					3Q YTD		FY	
Management Fees	61.7	64.7	62.9	70.2	77.7	180.9	210.9	220.6	245.5
(+) Incentive Fees	0.0	3.9	(0.1)	1.3	0.2	0.1	1.5	6.1	4.1
(+) Other Fee Revenues	1.1	0.7	1.3	2.9	1.5	2.1	5.8	4.2	2.8
(–) Taxes on Revenues	(1.2)	(1.4)	(1.2)	(1.3)	(1.7)	(3.5)	(4.2)	(3.7)	(5.0)
(–) Rebates	(2.3)	(1.7)	(2.5)	(2.0)	(1.9)	(4.7)	(6.4)	-	(6.5)
Total Fee Revenues	**59.3**	**66.1**	**60.6**	**71.1**	**75.9**	**174.8**	**207.6**	**227.1**	**240.9**
(–) Personnel Expenses	(14.0)	(12.4)	(16.0)	(20.2)	(22.5)	(47.6)	(58.7)	(65.3)	(60.0)
(–) Administrative Expenses	(8.9)	(6.5)	(8.8)	(10.8)	(12.2)	(24.9)	(31.8)	(26.5)	(31.3)
(–) Placement Fees Amortization	(0.5)	(0.5)	(0.6)	(0.6)	(0.7)	(1.4)	(1.9)	(5.3)	(2.0)
Fee Related Earnings (FRE)	**36.0**	**46.7**	**35.1**	**39.5**	**40.6**	**101.0**	**115.2**	**130.0**	**147.6**
Realized Performance Fees (After-Tax)	0.3	40.6	-	-	-	32.1	-	29.1	72.8
(–) Carried interest allocation and bonuses	(0.1)	(14.0)	-	-	-	(11.2)	-	(10.2)	(25.2)
Performance Related Earnings (PRE)	**0.2**	**26.6**	**-**	**-**	**-**	**20.9**	**-**	**19.0**	**47.5**
(+) Net financial income/(expense)	0.4	(0.1)	(1.0)	(3.0)	(1.5)	1.0	(5.5)	4.7	0.8
Pre-Tax Distributable Earnings	**36.5**	**73.2**	**34.1**	**36.5**	**39.0**	**122.9**	**109.7**	**153.6**	**196.0**
(–) Current Income Tax	(3.2)	(2.6)	(2.8)	(2.7)	(4.1)	(7.0)	(9.7)	(6.5)	(9.7)
Distributable Earnings (DE)	**33.3**	**70.6**	**31.3**	**33.8**	**34.9**	**115.9**	**100.0**	**147.1**	**186.3**
(-) Deferred Taxes (1)	4.0	0.7	(0.9)	3.0	(2.3)	12.6	(0.2)	(1.5)	13.4
(-) Amortization of intangible assets from acquisition (2)	(4.8)	(5.0)	(5.1)	(4.6)	(4.8)	(14.3)	(14.5)	(17.4)	(19.3)
(-) Equity-based and long-term compensation (3)	(1.1)	(12.4)	(0.8)	(7.0)	(5.5)	(2.3)	(13.3)	(3.5)	(14.7)
(-) Deferred and contingent consideration (4)	(7.7)	9.3	(5.8)	(10.0)	(11.2)	(23.6)	(27.0)	(12.9)	(14.3)
(-) Other transaction costs (5)	(3.4)	(8.5)	(3.6)	(12.5)	(6.5)	(3.8)	(22.6)	(7.2)	(12.3)
(-) Derivative financial instrument gains/(losses) (6)	(2.9)	(7.3)	(0.8)	1.3	0.6	(7.6)	1.1	(0.3)	(14.9)
(-) SPAC expenses and transaction costs (7)	(0.2)	(0.2)	(0.2)	(0.4)	(0.1)	(7.0)	(0.7)	(11.4)	(7.3)
(-) Unrealized financial income/expense (8)	1.2	(0.1)	1.3	(2.9)	(3.4)	3.8	(5.0)	-	1.4
Net income for the period (9)	**18.5**	**47.0**	**15.4**	**0.8**	**1.5**	**71.4**	**17.7**	**93.0**	**118.4**

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.

PATRIA

IFRS Balance Sheet

(US$ in millions)	31-Dec-23	30-Sep-24
Assets		
Cash and cash equivalents	16.1	38.3
Short term investments (1)	204.5	62.9
Client funds on deposit	17.1	22.5
Accounts receivable (2)	123.3	118.9
Project advances	17.6	10.2
Other assets (3)	11.8	50.6
Recoverable taxes	3.9	5.1
Other financial instruments (4)	3.2	122.5
Current Assets	**397.5**	**430.9**
Accounts receivable (2)	14.9	18.9
Deferred tax assets (5)	15.5	13.9
Project advances	2.0	1.7
Other assets (3)	3.8	17.1
Long term investments (6)	57.7	47.6
Investments in associates	0.9	0.8
Property and equipment	28.2	26.5
Intangible assets (7)	487.0	740.3
Other financial instruments (4)	-	26.7
Non-current assets	**610.0**	**893.5**
Total Assets	**1,007.5**	**1,324.4**

	31-Dec-23	30-Sep-24
Liabilities and Equity		
Client funds payable	17.1	22.5
Consideration payable on acquisition (8)	59.1	137.7
Personnel and related taxes (9)	28.7	25.0
Taxes payable	3.9	6.9
Carried interest allocation (10)	9.4	8.9
Other financial instruments (4)	0.3	115.8
Commitment subject to possible redemption (1)	187.4	53.2
Gross obligation under put option (11)	81.6	-
Other liabilities (12)	10.0	75.3
Loans (13)	-	16.1
Current Liabilities	**397.5**	**461.3**
Gross obligation under put option (11)	11.3	27.3
Consideration payable on acquisition (8)	42.9	111.1
Carried interest allocation (10)	18.5	8.5
Personnel liabilities (9)	2.9	0.7
Deferred tax liabilities (5)	-	2.5
Other liabilities (12)	13.0	52.9
Loans (13)	-	149.3
Other financial instruments (4)	-	10.6
Non-current Liabilities	**88.6**	**362.9**
Total Liabilities	**486.1**	**824.2**
Capital	0.0	0.0
Additional paid-in capital	500.7	497.7
Performance Share Plan (14)	3.0	15.6
Retained earnings	50.8	-
Cumulative translation adjustment	(12.0)	(22.1)
Equity attributable to the owners of the parent	**542.5**	**491.3**
Non-controlling interests (15)	(21.1)	8.9
Equity	**521.4**	**500.2**
Total Liabilities and Equity	**1,007.5**	**1,324.4**

Throughout this presentation all current period amounts are preliminary and unaudited. Includes estimate of opening balance related to the GPMS UK acquisition from abrdn. Totals may not add due to rounding. See notes and definitions at end of document

PATRIA

Notes

Notes to Page 4
Patria's Third Quarter 2024 IFRS Results

(1) Performance fees determined in accordance with the funds offering documents and/or agreements with Limited Partners, based on the expected value for which it is highly probable that a significant reversal will not occur.

(2) Taxes on revenue represent taxes on services in some of the countries where Patria operates.

(3) Personnel expenses consist of fixed compensation costs composed of salaries and wages, rewards and bonuses, social security contributions, payroll taxes and short- and long-term benefits.

(4) Deferred consideration is accrued for services rendered during retention period of employees from acquired businesses.

(5) Includes share issuance expenses related to the Initial Public Offering concluded on March 14, 2022, of Patria Latin American Opportunity Acquisition Corp. (ticker PLAO), a Special Purposes Acquisition Company ("SPAC"), and other acquisition related transaction costs including M&A expenses, unwinding of considerations payable and gross obligations under put options on acquired business.

(6) Includes earnings and amortization of intangible assets from investments in associates.

(7) Mainly composed by the fair value adjustments on long-term investments and derivative financial instruments as well as foreign exchange variances, interest on credit lines and energy trading gains.

(8) Income tax includes both current and deferred tax expenses for the period calculated based on each jurisdiction's tax regulations.

(9) Represents the non-controlling interest in Patria's subsidiaries.

Notes to Pages 8
Patria's Third Quarter 2024 Earnings and
Page 22
Patria's Earnings – 5 Quarter View

(1) Taxes on revenue have been adjusted from the comparable line in our IFRS results to remove Taxes on Realized Performance Fees which are excluded from Patria's Fee Related Earnings.

(2) Placement Fees amortization are recorded on an accrual basis and amortized over the terms of the respective investment funds.

(3) Performance fee payable to carried interest vehicle have been excluded from performance related earnings.

(4) Net financial income/(expense) includes share of equity-accounted earnings, realized gains/(losses) on financial instruments and net gains/(losses) from energy trading.

(5) Current Income Tax represents tax expenses based on each jurisdiction's tax regulations.

Notes to page 10
Net Accrued Performance Fees

(1) Others include Infrastructure fund II, Moneda Alturas II and Kamaroopin´s legacy Growth Equity fund.

Notes to page 14
Total AUM Roll Forward

(1) Acquisitions reflects the Total AUM for acquired entities as of the end of the quarterly period in which the transaction closed. Impacts to Total AUM in subsequent periods are reflected on the relevant roll forward line items.

(2) Inflows generally reflects fundraising activity in the period.

(3) Funds Capital Variation generally reflects the change in cash-on-hand balances at the fund level during the period. This includes but is not limited to: (i) amounts called from limited partners which has not yet been invested, (ii) amounts received from asset sales which has not yet been distributed to limited partners and (iii) amounts used to pay down capital call financing facilities and (iv) funds received from financing activities at fund level that has been distributed to limited partners.

Notes to page 15
Total FEAUM Roll Forward

(1) Acquisitions reflects the Fee Earning AUM for acquired entities as of the end of the quarterly period in which the transaction closed. Impacts to Fee Earning AUM in subsequent periods are reflected on the relevant roll forward line items.

(2) Inflows reflects increases in the management fee basis of our funds related to fundraising, new subscriptions, or deployment dependent on the individual fee terms of each fund.

PATRIA

Notes

Notes to Page 23
Reconciliation of IFRS to Non-GAAP Measures

(1) Deferred Taxes are temporary taxable differences mostly from non-deductible employee profit sharing expenses, performance fees and quarterly revaluation of derivatives (IFRS note "Income Tax Expenses").

(2) Amortization of businesses acquisition costs allocated to intangibles assets, such as contractual rights, customers relationships, and brands. (IFRS "Personnel expenses", "Investments in associates" and "General and Administrative expenses" notes).

(3) Expenses for equity-based compensation and long-term employee benefits. Also includes Officers' Fund tracking shares, IPO's Share based incentive plan, and legacy Strategic Bonus from acquired business. (IFRS note "Personnel Expenses").

(4) Expenses for acquisition costs accruals. (i) Deferred consideration is accrued over retention period of key management from acquired businesses. (ii) Contingent consideration is the fair value adjustment of the earn-out payable. (IFRS "Personnel expenses" and "Other income/(expenses)" notes).

(5) Non-recurring expenses and gains associated with business acquisitions and restructuring. (IFRS "Other income/(expenses)" and "Personnel expenses" notes).

(6) Unrealized gains and losses on warrants issued by the SPAC and option arrangements from acquisition-related transactions. (IFRS "Net financial income/(expenses)" and "Other income/(expenses)" notes).

(7) SPAC's expenses are excluded from Distributable Earnings. (IFRS "General and Administrative expenses" and "Other income/(expenses)" notes).

(8) Unrealized gains and losses on financial instruments and unrealized exchange variation.

(9) Reflects net income attributable to owners of the Parent. (IFRS "Condensed Consolidated Income Statement").

Notes to Page 24
IFRS Balance Sheet Results

(1) Short term investments include investments from Patria Latin American Opportunity Acquisition Corp. (ticker PLAO), a Special Purposes Acquisition Company ("SPAC"). This cash is maintained in escrow account and kept as a liability in "Commitment subject to possible redemption" for SPAC warrants (ticker PLAOW) and redeemable SPAC class A ordinary shares (PLAO). The amount for the SPAC was $187.4 million and $53.2 million for the periods ended December 31st, 2023, and September 30th, 2024, respectively.

(2) Current and non-current accounts receivable mainly related to management and performance fees.

(3) For the period ended September 30th, 2024, other assets (current and non-current) include amounts related to GPMS UK acquisition from Aberdeen ($46.5 million), which will be reclassified at Q4'24 after finalization and approval of April 26h, 2024 balances between buyer and seller, as per timeline agreed on the Sale and Purchase Agreement.

(4) Financial Instrument assets and liabilities for the period ended September 30th, 2024, mainly relate of mark-to-market values on energy purchase and sale agreements. The net amount between assets and liabilities is $22.4 million.

(5) Deferred Tax assets and liabilities are temporary differences between the accounting balance and tax base of certain assets and liabilities. Main categories include temporary differences on financial instruments, business combination related expenses and assessed tax losses for future utilization.

(6) The long-term investments predominantly relate to GP commitments into funds managed by Patria.

(7) Primarily composed of goodwill, contractual rights, non-contractual customer relationships and brands from business acquisitions and their amortization.

(8) Payable amounts relate to the business acquisitions of VBI, CSHG, Abrdn, Moneda, BanColombia and Kamaroopin. It also includes amounts contingent to the business performance over a specific period as well as deferred consideration payable to employees of acquired businesses. These amounts may be settled in cash and/or shares when payables are due.

(9) Primarily composed of employee profit sharing and short-term employee benefits.

(10) Reflects 35% of performance fees receivable to be paid to a carried interest vehicle when the carried interests are collected from the funds.

(11) Gross obligation (current and noncurrent) relates to put option arrangements from acquisition-related activity of businesses. For the period ended September 30th, 2024, put options arrangements relate to the Igah acquisition and new energy platform Tria. However, the December 31st, 2023, balance included also VBI put option obligation.

(12) Other liabilities (current and non-current) mainly comprise of trade payables and lease labilities. For the period ended September 30th, 2024, it also includes amounts related to GPMS UK acquisition from Aberdeen, which will be reclassified at Q4'24 after finalization and approval of April 26th, 2024 balances between buyer and seller, as per timeline agreed on the Sale and Purchase Agreement.

(13) Loans include credit facilities utilized as well as accrued interest recognized on outstanding credit facility balances.

(14) Reflects the Class A common shares reserved as compensation for share-based incentive plans in place.

(15) Non-controlling interest represents the minorities' holding in Tria (33%) and BanColombia (49%).

PATRIA

Definitions

Distributable Earnings (DE) is used to assess our performance and capabilities to distribute dividends to shareholders. DE is calculated as FRE deducted by current income tax expense, plus net realized performance fees, net financial income/(expenses). DE is derived from and reconciled to, but not equivalent to, its most directly comparable IFRS measure of net income.

Drawdown Funds are illiquid, closed-end funds in which upfront capital commitments are allocated to investments, and funded through capital calls from limited partners over the contractual life of the fund, which typically ranges from 10-14 years.

Fee Earning Assets Under Management (FEAUM) is measured as the total capital managed by us on which we derive management fees as of the reporting date. Management fees are based on "net asset value," "adjusted cost of all unrealized portfolio investments," "capital commitments," or "invested capital" plus "reserved capital" (if applicable), each as defined in the applicable management agreement.

Fee Related Earnings (FRE) is a performance measure used to assess our ability to generate profits from revenues that are measured and received on a recurring basis. FRE is calculated as management, incentive and other fee revenues, net of taxes, less personnel and administrative expenses, amortization of placement agents and rebate fees, adjusted to exclude the impacts of equity-based compensation and non-recurring expenses.

Gross MOIC represents the Gross Multiple on Invested Capital and is calculated as the total fair value of investments (realized and unrealized), divided by total invested capital

Incentive Fees are realized performance-based fees which are measured and received on a recurring basis, and not dependent on realization events from the underlying investments.

Net Accrued Performance Fees represent an accrued balance of performance fees, which if each eligible investment vehicle were liquidated on the reporting date at current valuations, would be recognized as Performance Related Earnings.

Net IRR represents the cash-weighted internal rate of return on limited partner invested capital, based on contributions, distributions and unrealized fair value as of the reporting date, after the impact of all management fees, expenses and performance fees, including current accruals. Net IRR is calculated based on the chronological dates of limited partner cash flows, which may differ from the timing of actual investment cash flows for the fund.

Performance Related Earnings (PRE) refer to realized performance fees (net of related taxes) less realized performance fee compensation allocated to our investment professionals. We earn performance fees from certain of our drawdown funds, representing a specified allocation of profits generated on eligible third-party capital, and on which the general partner receives a special residual allocation of income from limited partners in the event that specified return hurdles are achieved by the fund.

Total Assets Under Management (Total AUM) refers to the total capital funds managed or advised by us *plus* the investments directly made by others in the invested companies when offered by us as co-investments. In general, Total AUM equals the sum of (i) the fair value of the investments of each one of the funds and co-investments; and (ii) uncalled capital, which is the difference between committed and called capital.